Nexa Resources S.A.
37A, Avenue J.F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B 185.489

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 37A AVENUE J.-F. KENNEDY, L-1855 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG ON MAY 8, 2025, AT 3:00 P.M. CET

The annual general meeting of the shareholders of Nexa Resources S.A. (the "**Company**") held at 37A Avenue J.-F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, as announced in the convening notice of the Annual General Meeting, opened at 3:00 p.m. (Luxembourg time) (the "**Annual General Meeting**").

Mr. Alexandre Druta has been designated to chair this Annual General Meeting.

Mr. Alexandre Druta also introduced Mr. Tal Ribon and Mr. Djamshid Kambarov of PricewaterhouseCoopers, *société coopérative*, as representatives of the auditor of the Company, attending by videoconference.

BUREAU

The Annual General Meeting proceeded with the constitution of its bureau.

The Annual General Meeting was presided over by Mr. Alexandre Druta (the "**Chairman**") and Mr. Octavio Lanzi was appointed as scrutineer (the "**Scrutineer**"). The Chairman appointed Ms. Cristina Beniog as secretary to the Annual General Meeting (the "**Secretary**"). Computershare acted as tabulation agent (the "**Tabulation Agent**") and provided the relevant information which was available at the Annual General Meeting.

PROCEDURES

The Secretary reminded the proxyholders of shareholders represented that each of them should have signed the attendance list when entering the Annual General Meeting.

CONVENING OF THE MEETING

The Secretary informed the Annual General Meeting that each shareholder of record on the close of business (EDT) on March 27, 2025 (the "**Record Date**") had been convened by a notice containing the agenda of the Annual General Meeting, the procedures for attending the Annual General Meeting, and all other information required by applicable law. He further noted that the convening notice of the Annual General Meeting had been published in the *Recueil électronique des sociétés et associations* ("**RESA**") on April 4, 2025.

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The Secretary indicated that the applicable proxy materials had been mailed to registered shareholders of the Company on April 2, 2025.

The Secretary noted that there were 132,438,611 common shares issued and outstanding on the Record Date and all the common shares are entitled to vote at this Annual General Meeting. Based on the tabulation report provided by the Tabulation Agent as supplemented in the attendance list, there are 117,688,927 shares entitled to vote represented, in person or by proxy, at the Annual General Meeting.

Accordingly, the Chairman declared the present Annual General Meeting duly convened, validly constituted and able to validly deliberate and resolve on all items of the agenda.

The Chairman informed the shareholders that copies of the proxy statement (the "**Proxy Statement**"), of the Company's consolidated financial statements and annual accounts for the financial year ended December 31, 2024, together with the related reports of the Board of Directors and the statutory auditor were available at the Annual General Meeting for anyone who would like a copy.

PRESENTATION OF REPORTS

The Chairman, on behalf of the Board of Directors, presented the management reports on the Company's consolidated financial statements and annual accounts for the financial year ended December 31, 2024 (copies of these reports are kept with the present minutes). He further indicated that the summary management reports, together with the Company's consolidated financial statements and the annual accounts for the financial year ended December 31, 2024, were included in the Annual General Meeting materials. A fuller discussion and analysis by management was available to the shareholders in the Annual Report on Form 20-F.

Mr. Djamshid Kambarov of PricewaterhouseCoopers, *société coopérative* further presented the statutory auditor's reports on the consolidated financial statements and annual accounts for the financial year ended December 31, 2024 and the Chairman explained that the Company prepared an ESTMA report pursuant to Canadian law requirements which is available on the Company's website at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/.

AGENDA

With the consent of the Annual General Meeting, the Secretary then summarized the agenda for the Annual General Meeting as set forth in the convening notice of the Annual General Meeting.

The agenda for the Annual General Meeting is reproduced below:

1. Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (*réviseur d'entreprises agréé*) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2024.

2. Consider and approve the Company's annual accounts for the financial year ended December 31, 2024.

3. Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2024.

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4. Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company during the financial year ended December 31, 2024, and (ii) to carry forward the loss for the year ended December 31, 2024.

5. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2024, for the proper performance of their duties.

6. Election of the members of the Board of Directors:

   6.1. Reelect one of the current members of the Board of Directors of the Company:

      a) Mr. Flavio Aidar, as director until the 2026 annual general meeting of the shareholders.

7. Determine the 2025 overall remuneration of the members of the Board of Directors and ratify the 2024 overall remuneration of the members of the Board of Directors.

8. Appoint PricewaterhouseCoopers, *société coopérative* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2026 annual general meeting of the shareholders.

The Chairman informed the Annual General Meeting that the Board of Directors has unanimously voted to recommend all of the items requiring shareholders' approval. The proposed resolutions were set forth in the Proxy Statement.

The Chairman proceeded to submit the resolutions proposed to be adopted on the items of the agenda to a vote:

RESOLUTIONS

The Annual General Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

1. **Consider and approve the Company's annual accounts for the financial year ended December 31, 2024**

The Chairman noted that the first matter submitted to shareholders for action is the approval of the annual accounts of the Company for the financial year ended December 31, 2024.

Voting results:

The Annual General Meeting approved the annual accounts of the Company for the financial year ended on December 31, 2024, in their entirety.

FOR: 117,679,313 AGAINST: 8,086 ABSTENTIONS: 1,528

2. **Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2024**

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The Chairman noted that the next matter submitted to shareholders for action is the approval of the Company's consolidated financial statements for the financial year ended December 31, 2024.

Voting results:

The Annual General Meeting approved the consolidated financial statements of the Company for the financial year ended on December 31, 2024, in their entirety.

FOR: 117,679,300 AGAINST: 8,109 ABSTENTIONS: 1,518

3. **Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company during the financial year ended December 31, 2024, and (ii) to carry forward the loss for the year ended December 31, 2024.**

The Chairman reported that the Board of Directors recommended for approval on February 20, 2025, a reimbursement of the share premium in respect of the financial year ended December 31, 2024:

- a share premium reimbursement of an aggregate amount equivalent to 20% of the free cash flow pre-events to each shareholder amounting to approximately USD 13.4 million in total, on a *pro rata* basis of approximately USD 0.1011 per common share anticipated to be paid on June 24, 2025 to shareholders who hold common shares of the Company as of the close of business (EDT) on June 10, 2025 (the **"Share Premium Reimbursement"**).

The Chairman asked the Annual General Meeting to (i) approve the Share Premium Reimbursement and (ii) to approve to carry forward the loss for the year ended December 31, 2024.

Voting results:

The Annual General Meeting hereby resolves to:

(i) approve the share premium reimbursement to each shareholder in respect of the financial year ended December 31, 2024, of an aggregate amount equivalent to 20% of the free cash flow pre-events amounting to approximately of USD 13.4 million in total, on a *pro rata* basis of approximately USD 0.1011 per common share and anticipated to be paid on June 24, 2025 to shareholders who hold common shares of the Company as of the close of business (EDT) on June 10, 2025, as recommended by the Board of Directors on February 20, 2025; and

(ii) approve to carry forward the loss for the year ended December 31, 2024, as recommended by the Board of Directors of the Company.

FOR: 117,677,840 AGAINST: 10,201 ABSTENTIONS: 886

4. **Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2024, for the proper performance of their duties.**

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The Chairman asked the Annual General Meeting to vote on the discharge (*quitus*) of the directors with respect to the performance of their duties during the completed financial year ended December 31, 2024.

Voting results:

The Annual General Meeting granted discharge (*quitus*) to the members of the Board of Directors who were in office during the financial year ended December 31, 2024, for the proper performance of their duties.

FOR: 98,469,689 AGAINST: 19,212,027 ABSTENTIONS: 7,211

5. **Reelect one of the current members of the Board of Directors of the Company as director of the Company for a term ending at the 2026 general meeting of the shareholders.**

The Chairman noted that the next matter to be resolved on is the re-election of one of the current Company's directors for a term ending at the 2026 general meeting of the shareholders.

Voting results:

The Annual General Meeting approved the re-election of Mr. Flavio Mendes Aidar as director of the Company for a term ending at the 2026 general meeting of the shareholders.

FOR: 85,711,415 AGAINST: 12,822,525 ABSTENTIONS: 19,154,987

6. **Determine the 2025 overall remuneration of the members of the Board of Directors and ratify the 2024 overall remuneration of the members of the Board of Directors**

The Chairman indicated that the members of the Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves. The directors' compensation program is based on fixed payments.

During fiscal year 2024, the directors received cash compensation in an aggregate amount of USD 2,304,278 for services as a member of the Board of Directors (the "**Overall 2024 Directors' Remuneration**").

The Chairman further indicated that the Board of Directors recommends USD 2,310,000 as overall directors' remuneration for the fiscal year 2025 for services as a member of the Board of Directors (the "**Overall 2025 Directors' Remuneration**").

The Chairman then asked the Annual General Meeting to approve and to the extent necessary, ratify, the Overall 2024 Directors' Remuneration and the Overall 2025 Directors' Remuneration.

Voting results:

The Annual General Meeting approved and to the extent necessary, ratified, the Overall 2024 Directors' Remuneration and the Overall 2025 Directors' Remuneration.

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FOR: 117,670,009 AGAINST: 16,024 ABSTENTIONS: 2,894

7. Appoint PricewaterhouseCoopers, *société coopérative* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2026 annual general meeting of the shareholders

The Chairman asked the Annual General Meeting to approve the appointment of PricewaterhouseCoopers, *société coopérative* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2025.

Voting results:

The Annual General Meeting approved the appointment of PricewaterhouseCoopers, *société coopérative* as approved statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2025.

FOR: 93,382,412 AGAINST: 24,305,271 ABSTENTIONS: 1,244

The Secretary announced that all resolutions were passed by a majority vote.

There being no further items on the agenda, the Chairman declared the Annual General Meeting closed.

The present minutes are signed by the other members of the bureau of the Meeting, as evidence of all the foregoing.

Mr. Alexandre Druta
Chairman

Ms. Cristina Beniog
Secretary

Mr. Octavio Lanzi
Scrutineer

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